gary b. wolff, p.c.                                             805 Third Avenue
   Counselor At Law                                           Twenty First Floor
                                                        New York, New York 10022
                                                        Telephone:  212-644-6446
                                                        Facsimile:  212-644-6498
                                                  E-Mail:  wolffpc@attglobal.net

December 13, 2004


Mail Stop 0409

Karen J. Garnett, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      ConsultAmerica, Inc. ("Issuer")
         Registration Statement Form SB-2/A-1
         File No.: 333-120253





Dear Ms. Garnett:

Enclosed is Amendment One to the above Registration Statement. The changes are either made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in ConsultAmerica's business. The paragraph numbers below correspond to the numbered comments in your December 3, 2004 letter of comment.

General

1.       We  replaced  the  words   "Company"  and  "CA"  with   ConsultAmerica
         throughout the Registration Statement.

2. Issuer does not plan on using any graphics, maps, photographs or any form of artwork in its prospectus.

Prospectus Cover Page

3. We have relocated the "Subject to Completion" legend required by Item 501(b) (10) to the cover page of the prospectus.

gary b. wolff, p.c.
  Counselor At Law

Karen J. Garnett
Division of Corporate Finance
U.S. Securities and Exchange Commission
December 13, 2004
Page 2

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A-1
         File No.: 333-120253





Risk Factors

4. We have added new Risk Factor number 7 disclosing the risk that substantially all of our revenue in 2004 was derived from a single project with a related party and have added similar language in Risk Factor number 1.

5. We have included Risk Factor No. 15 to describe the risks associated with penny stock restrictions.

6.       We have made the requested changes.

7. We have quantified the amounts needed and indicated cash as of most reasonable practicable date.

8. We have indicated that there is a written agreement with counsel that has been included as an Exhibit to the Registration Statement.

9.       We have removed the mitigating phrase.

10. We have eliminated old Risk Factor number 7 that refers to a weak economy and new Risk Factor number 7 appears in response to Commission comment number 4.

11. We have clarified the sentence to indicate that Mr. Sundberg is the sole owner of Sundberg Communications, Inc.

12. We have disclosed that we have entered into a written agreement concerning conflicts of interest with Mr. Sundberg and have included such agreement as Exhibit 10.4 to the Registration Statement.

Selling Stockholders

13. During the course of an earlier unrelated filing on behalf of an Issuer known as Castle & Morgan Holdings, Inc. (File No.: 333-112754), we were requested by way of an April 30, 2004 Comment Letter, Comment 1, last paragraph to "affirmatively state...that affiliates and/or promoters of the Registrant who are offering their shares for resale will be deemd underwriters of the offering." The reviewer was William Bennett, telephone number: 202-942-0135. Since such Commission Comment Letter, we have consistently referred to affiliates and/or promoters who were selling stockholders as underwriters in a number of filings without any further Commission Comment. Accordingly, language relating to this issue appears in both the Selling Shareholders section and Plan of Distribution section (3rd paragraph beneath bullet points) where we refer to affiliates and/or promoters as being deemed "underwriters."

gary b. wolff, p.c.
  Counselor At Law

Karen J. Garnett
Division of Corporate Finance
U.S. Securities and Exchange Commission
December 13, 2004
Page 3

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A-1
         File No.: 333-120253





Market for Securities

14. The July 2005 was incorrect. As indicated during our telephone conversation of December 9, 2004, it is not the Issuer who may sell securities under Rule 144, but rather the Issuer's stockholders may avail themselves of such exemption commencing on the new dates indicated.

Management's Discussion and Analysis or Plan of Operation

15. We have added a paragraph to expand on our planned operations for the next 12 months.

16. We have expanded our description to explain the potential benefit to us of settling obligations with subcontractors with non-cash compensation (i.e., shares of our common stock)

Liquidity

17. We have clarified the statements about our cash flow for the next 12 months.

18. We have clarified this area by saying that "If revenues are insufficient to meet costs other than those which can be deferred, we will have to obtain financing. If financing is not available we will have to reduce operations."

19. We have added a new last paragraph under "Liquidity" to describe the note receivable from an unrelated party and the loan payable to our president.

Business

20. We have added two paragraphs describing our past and anticipated future dependence on a very limited number of clients.

gary b. wolff, p.c.
  Counselor At Law

Karen J. Garnett
Division of Corporate Finance
U.S. Securities and Exchange Commission
December 13, 2004
Page 4

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A-1
         File No.: 333-120253





Directors, Executive Officers, Promoters and Control Persons

21.      We have disclosed that Ms. Sundberg has no prior business experience.

Executive Compensation

22.      We have inserted a compensation table.

Certain Transactions

23.      We have revised the heading as requested.

24. We have made it clear throughout the document that the project which generated substantially all of our revenue in 2004 involved two related entities, Titan Financial LLC and Sundberg Communications Co., Inc.

25. We have significantly expanded the description of the loan due to our president.

Financial Statements

Statement of Cash Flows

26. The Statement of Cash Flows has been revised to reflect the loan to an unrelated party as an investing rather than financing activity.

gary b. wolff, p.c.
  Counselor At Law

Karen J. Garnett
Division of Corporate Finance
U.S. Securities and Exchange Commission
December 13, 2004
Page 5

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A-1
         File No.: 333-120253





Note 2-Summary of Significant Account Policies
Revenue Recognition

27. We have expanded our description of revenue recognition in Footnote 2. We believe that our recognition policy is conservative and consistent with GAAP and the concepts set forth in SEC Staff Accounting Bulletin 101.

Note 4-Concentration of Risk

28. The disclosure describing the nature of the transaction with related parties has been expanded to include all requirements of SFAS 57.

29. The amount due to ConsultAmerica's president relates to cash amounts received. ConsultAmerica is obligated to repay the exact amount received. Paragraph 11 of APB #21 indicates that a loan exchanged solely for cash and no other right or privilege is exchanged, the presumption is that the present value at the time of issuance is measured by the cash proceeds exchanged. The disclosure as to the nature and use of the loans has been expanded.

Note 5-Note Receivable

30. The note receivable bears simple interest which we recognize quarterly on the passage of time.

Undertakings

31.      We have added the undertaking specified by Item 512(e) of Regulation
         S-B.

gary b. wolff, p.c.
  Counselor At Law

Karen J. Garnett
Division of Corporate Finance
U.S. Securities and Exchange Commission
December 13, 2004
Page 6

Re:      ConsultAmerica, Inc.
         Registration Statement Form SB-2/A-1
         File No.: 333-120253



Exhibits

32.      We have added a copy of the note receivable as Exhibit 10.5.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.


Very truly yours,

/s/

Gary B. Wolff
GBW:hk
Enclosures

cc:      ConsultAmerica, Inc.
         Sherb & Co., LLP